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MAY 26 2021

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21004467

PART III

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SEC FILE NUMBER
8-66784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERIDIAN EQUITY PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O ACCOUNTING & COMPLIANCE INTERNATIONAL - 40 WALL ST, STE 1704

(No. and Street)

(City) (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

(Name – *if individual, state last, first, middle name*)

420 LEXINGTON AVENUE, STE 2160	NEW YORK	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JONATHAN CORPINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERIDIAN EQUITY PARTNERS, INC., as of March 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Partner

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meridian Equity Partners, Inc.

Report on Audit of Financial Statements
and Supplementary Information

For the Year Ended March 31, 2021

Contents
For the Year Ended March 31, 2021

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Meridian Equity Partners, Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Equity Partners, Inc. (the "Company") as of March 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the Meridian Equity Partners, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2007.
New York, NY
May 8, 2021

Meridian Equity Partners, Inc.

Statement of Financial Condition
March 31, 2021

ASSETS

Cash and cash equivalents	$ 605,513
Due from clearing broker	195,147
Commissions receivable	834,928
Rebate receivable	130,801
Other assets	35,314
TOTAL ASSETS	$ 1,801,703

LIABILITIES AND STOCKHOLDERS' CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 581,853
TOTAL LIABILITIES	581,853
Stockholders' Equity	
Common stock, 200 shares authorized, no par value, 10 shares issued and outstanding	50,520
Additional paid-in capital	168,000
Retained earnings	537,174
Net Income	601,166
Less: Treasury Stock	(137,010)
TOTAL STOCKHOLDERS' EQUITY	1,219,850
TOTAL LIABILITIES AND STOCKHOLDERS' CAPITAL	$ 1,801,703

See Independent Auditors' Report and Notes to Financial Statements

Meridian Equity Partners, Inc.

Statement of Operations
March 31, 2021

REVENUE:	
Commission income	$ 7,570,734
Rebate income	1,005,868
Debt forgiveness income	401,185
Other income	20,658
Total revenue	8,998,445
OPERATING EXPENSES:	
Salaries, commissions and related costs	7,012,825
Data services	310,561
Exchange dues and expenses, SEC fees	265,032
Commission expense	247,916
Professional fees	168,774
Clearing fees	168,748
Telephone	45,782
Meals, entertainment and auto	36,667
Insurance	17,861
Rent	5,400
Office and other	84,703
Total expenses	8,364,269
INCOME BEFORE PROVISION FOR INCOME TAXES	634,176
Provision for income taxes	33,010
NET INCOME	$ 601,166

See Independent Auditors' Report and Notes to Financial Statements

Meridian Equity Partners, Inc.

Statement of Changes in Stockholders' Capital
March 31, 2021

STOCKHOLDERS' CAPITAL, April 1, 2020	$ 1,077,487
Capital distributions	(458,803)
Net income	601,166
STOCKHOLDERS' CAPITAL, March 31, 2021	$ 1,219,850

See Independent Auditors' Report and Notes to Financial Statements

Meridian Equity Partners, Inc.

Statement of Cash Flows
March 31, 2021

OPERATING ACTIVITIES:	
Net income	$ 601,166
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	14,780
Changes in operating assets and liabilities	
Increase in commission receivable	(40,532)
Decrease in receivable from clearing broker	133,831
Decrease in rebate receivable	135,231
Decrease in other assets	3,625
Decrease in accounts payable and accrued expenses	(378,692)
Net cash provided by operating activities	469,409
INVESTING ACTIVITIES:	
Purchase of property, plant, equipment	(14,780)
Net cash used by financing activities	(14,780)
FINANCING ACTIVITIES:	
Capital distributions	(458,803)
Net cash used by investing activities	(458,803)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,174)
CASH AT BEGINNING OF PERIOD	609,687
CASH AT END OF PERIOD	$ 605,513

Supplemental cash flow information	
Cash paid during the year for income taxes	$ -

See Independent Auditors' Report and Notes to Financial Statements

Notes to Financial Statements
March 31, 2021

1. Organization and Nature of Business

Meridian Equity Partners, Inc. (The "Company") is a New York State corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Revenue Recognition

On January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective approach. The adoption of FASB ASC Topic 606 did not have an impact of the recognition of the Company's primary sources of revenue . The timing of recognition of substantially all of the Company's remaining revenue was also not impacted, and therefore the Company did not record any cumulative effect adjustment to opening equity. Substantially all revenue is generated through commissions earned for executing trades for clients, which settled two days after the trade is executed. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Notes to Financial Statements
March 31, 2021

Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line methods. Organization expense is amortized over five years using the straight-line method.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Profit Sharing Plan
The Company is a sponsor of a defined contribution profit sharing plan for its eligible Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan as of March 31, 2021 was $0.

4. Commitments

Office Leases
The Company occupies one office premise under a month to month lease.

5. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At March 31, 2021, the Company had net capital of $911,239 which was $872,449 in excess of its required net capital of $38,790. The Company's aggregate indebtedness to net capital ratio was 64%.

8. COVID-19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. Bank Loan Payable

In response to COVID-19, the Company submitted an SBA loan application for $401,185, which was computed based on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to the Company on May 5, 2020. The Company qualified for full loan forgiveness on December 30, 2020. Revenue was recognized in the amount of $401,185 and is reflected in the Statement of Operations as Debt forgiveness income. The Company applied for a second SBA loan and was granted one in the amount of $400,966 on April 9, 2021. The Company intends to qualify for full loan forgiveness over the qualifying period and will convert the loan to revenue once the loan forgiveness has been formally granted by the appropriate authorities.

10. Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2021 and May 8, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Meridian Equity Partners, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2021

SCHEDULE 1

TOTAL STOCKHOLDERS' CAPITAL QUALIFIED FOR NET CAPITAL	$ 1,219,850
ADDITIONS TO NET CAPITAL	
Concession agreement liabilities	142,496
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(451,107)
NET CAPITAL	$ 911,239
AGGREGATE INDEBTEDNESS:	
Account Payable and Accrued Expenses	$ 581,853
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 38,790
Excess net capital	$ 872,449
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 814,264
Percentage of aggregate indebtedness to net capital	63.85%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2021.

See Independent Auditors' Report and Notes to Financial Statements

Meridian Equity Partners, Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Meridian Equity Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Jonathan Corpina, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Jonathan Corpina

Senior Managing Partner

Title:

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
Meridian Equity Partners, Inc.
c/o Accounting and Compliance International
40 Wall Street, 17th Floor
New York, NY 10005

<u>Report of Independent Registered Public Accounting Firm</u>

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Meridian Equity Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Meridian Equity Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) Meridian Equity Partners, Inc. stated that Meridian Equity Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Meridian Equity Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meridian Equity Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
May 8, 2021